Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

May 22, 2020

John Grzeskiewicz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Grzeskiewicz:

This letter responds to comments relating to Post-Effective Amendment No. 284 (“PEA No. 284”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 284 was filed on April 8, 2020 for the purpose of registering shares of the North Shore Dual Share Class ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 284.

1.	Comment. Please provide a completed fee table and expense example for the Fund.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. Please consider adding the disclosure about COVID-19 that is currently in the Statement of Additional Information to the Item 9 disclosure in the prospectus.

Response. Registrant responds that it has determined to maintain the disclosure as filed.

3.	Comment. If there are any other industries or sectors that may be expected to reach 25% of assets, please consider adding disclosure proactively with respect to those industries or sectors.

Response. Registrant responds that it has determined to add disclosure regarding the communication services sector.

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Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

May 22, 2020

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum